UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FOUR STAR HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35102R 103
(CUSIP Number)

Copy to:

Joseph L. Pittera, Esq.
Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
(310) 328-3588
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 26, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☐ Rule 13d-1(c)

c.	☒ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  35102R 103

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Superior Hotels, Inc. Tax identification number: 27-1062918

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) 
(b) 

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah
	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
1,188,500
	6.	SHARED VOTING POWER
0
	7.	SOLE DISPOSITIVE POWER

1,188,500
	8.	SHARED DISPOSITIVE POWER

0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,188,500 (see Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3% (see Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO.  35102R 103

Item 1.

(a)           Name of Issuer

Four Star Holdings, Inc. (the “Issuer”)

(b)           Address of Issuer’s Principal Executive Offices

100 Four Star Lane, Odenville, Alabama 35120

Item 2.

(a)           Name of Person Filing

Superior Hotels, Inc.

(b)           Address of Principal Business Office or, if none, Residence

8261 SW 142 Street, Miami, Florida 33158

(c)           Citizenship

Incorporated under the laws of the State of Utah

This Schedule 13G is being filed on behalf of (i) Superior Hotels, Inc. (“Superior Hotels” the “Reporting Person”).

The principal business office of the Reporting Persons is 8261 SW 142 Street, Miami, Florida 33158.

(d)           Title of Class of Securities

Common shares, no par value per share, of the Issuer (the “Common Shares”)

(e)           CUSIP Number:    35102R 103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP NO.  35102R 103

Item 4. Ownership.

(a) and (b):

(i) Amount of Shares beneficially owned: 1,188,500
(ii) Percent of Class of Shares owned: 5.3%
(c) (i) Number of shares as to which Superior Hotels, Inc. has:
(i) Sole power to vote or to direct the vote: 1,188,500
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,188,500

Item 5.  Ownership of Five Percent or Less of a Class

Superior Hotels, Inc. owns 5.3% of the Class of Equity Securities.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Item 9.   Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.  35102R 103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 3, 2010

SUPERIOR HOTELS, INC.
By: /s/ Gary F. Labrozzi Name: Gary F. Labrozzi Title President